FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated November 17, 2016 of Diana Shipping Inc. (the "Company") announcing (i) the Company's financial results for the third quarter and nine months ended September 30, 2016 and (ii) the termination of discussions with lenders.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 17, 2016	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2016

ANNOUNCES TERMINATION OF DISCUSSIONS WITH LENDERS
ATHENS, GREECE, November 17, 2016 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $78.3 million and net loss attributed to common stockholders of $79.8 million for the third quarter of 2016, of which $50.0 million relates to loss and impairment of our investment in Diana Containerships Inc. This compares to a net loss of $17.4 million and a net loss attributed to common stockholders of $18.8 million for the third quarter of 2015.
Time charter revenues were $27.1 million for the third quarter of 2016, compared to $38.9 million for the same quarter of 2015. The decrease in time charter revenues was due to decreased average time charter rates that we achieved for our vessels during the quarter and was partly offset by revenues derived from the increase in ownership days resulting from the enlargement of our fleet.
Net loss and net loss attributed to common stockholders for the nine months ended September 30, 2016 amounted to $141.0 million and $145.3 million, respectively of which $54.4 million relates to loss and impairment of our investment in Diana Containerships Inc. This compares to a net loss and net loss attributed to common stockholders of $42.2 million and $46.5 million, respectively, for the same period of 2015. Time charter revenues were $86.2 million for the nine months ended September 30, 2016, compared to $119.4 million for the same period of 2015.
Termination of Discussions with Lenders
The Company has concluded, without agreement, its previously-announced discussions with its lenders with respect to certain proposed amendments of its outstanding loan facilities which were subject to the agreement of all of the Company's lenders on similar terms. The Company has also terminated its engagement of a financial advisor in connection with such discussions. The Company is current in all payments of principal and interest under each of its existing loan facilities. The Company does not currently anticipate resuming such discussions with its lenders.

	Fleet Employment Profile (As of November 16, 2016)
	Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	23 Panamax Bulk Carriers
1	DANAE	A	$4,900	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	9-Dec-15	26-Nov-16 - 9-Mar-17	1
	2001 75,106
2	DIONE	A	$4,350	5.00%	Nidera S.P.A., Roma	4-Feb-16	20-Jan-17 - 4-May-17
	2001 75,172
3	NIREFS	A	$4,600	5.00%	Transgrain Shipping B.V., Rotterdam	15-Jan-16	15-Dec-16 - 30-Mar-17
	2001 75,311
4	ALCYON	A	$5,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	4-May-16	4-May-17 - 4-Sep-17
	2001 75,247
5	TRITON	A	$6,800	5.00%	Glencore Grain B.V., Rotterdam	28-Oct-15	25-Oct-16
			$6,300	5.00%	Windrose SPS Shipping and Trading S.A., Geneva	25-Oct-16	25-Mar-17 - 9-Jun-17
	2001 75,336
6	OCEANIS	A	$5,200	5.00%	Nidera S.P.A., Roma	30-Jun-16	30-Mar-17 - 30-May-17
	2001 75,211
7	THETIS	B	$5,150	5.00%	Transgrain Shipping B.V., Rotterdam	19-Jun-16	19-Apr-17 - 3-Aug-17
	2004 73,583
8	PROTEFS	B	$4,500	5.00%	Transgrain Shipping B.V., Rotterdam	23-Feb-16	8-Feb-17 - 23-Jun-17
	2004 73,630
9	CALIPSO	B	$6,300	5.00%	Polaris Shipping Co., Ltd., Seoul	8-Apr-16	24-Aug-16
			$6,020	5.00%	Windrose SPS Shipping and Trading S.A., Geneva	24-Aug-16	24-Jan-17 - 8-Apr-17
	2005 73,691
10	CLIO	B	$5,350	5.00%	Transgrain Shipping B.V., Rotterdam	22-May-16	22-Apr-17 - 22-Jul-17
	2005 73,691
11	NAIAS	B	$5,000	5.00%	Bunge S.A., Geneva	26-May-16	25-Nov-16 - 10-Jan-17	1
	2006 73,546
12	ARETHUSA	B	$5,000	5.00%	United Bulk Carriers International S.A., Luxembourg	10-Jun-16	26-Nov-16 - 10-Jan-17	1
	2007 73,593

	Fleet Employment Profile (As of November 16, 2016)
	Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
13	ERATO	C	$4,650	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	11-Feb-17 - 26-May-17
	2004 74,444
14	CORONIS	C	$4,750	5.00%	Narina Maritime Ltd	19-Mar-16	19-Feb-17 - 19-May-17
	2006 74,381
15	MELITE	D	$7,250	4.75%	Cargill International S.A., Geneva	13-Oct-15	29-Nov-16 - 13-Dec-16	1,2
	2004 76,436
16	MELIA	D	$7,200	5.00%	Nidera S.P.A., Roma	24-Oct-15	24-Nov-16 - 24-Feb-17
	2005 76,225
17	ARTEMIS		$5,350	5.00%	Bunge S.A., Geneva	7-Jun-16	7-Apr-17 22-Jul-17
	2006 76,942
18	LETO		$7,100	4.75%	Cargill International S.A., Geneva	19-Jun-15	26-Nov-16 - 3-Jan-17	1
	2010 81,297
19	SELINA	E	$5,800	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	24-Mar-16	26-Nov-16 - 15-Feb-17	1
	2010 75,700
20	MAERA	E	$4,500	5.00%	United Bulk Carriers International S.A., Luxembourg	10-May-16	28-Dec-16 - 28-Apr-17
	2013 75,403
21	ISMENE		$7,825	5.00%	Glencore Grain B.V., Rotterdam	21-Mar-16	19-Jul-16	3
			$5,850	5.00%		7-Aug-16	23-May-17 - 22-Sep-17
	2013 77,901
22	CRYSTALIA	F	$6,250	5.00%	SwissMarine Services S.A., Geneva	28-Jun-16	28-May-17 28-Aug-17
	2014 77,525
23	ATALANDI	F	$5,300	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	26-Nov-17 - 26-Apr-18
	2014 77,529
	4 Kamsarmax Bulk Carriers
24	MAIA	G	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	13-Nov-15	13-Apr-17 - 13-Jul-17
	2009 82,193
25	MYRSINI	G	$5,550	5.00%	RWE Supply & Trading GmbH, Essen	9-Mar-16	9-Mar-17 - 24-Jun-17
	2010 82,117
26	MEDUSA	G	$6,300	5.00%	Quadra Commodities S.A., Geneva	7-Apr-16	15-Mar-17 - 30-Jul-17
	2010 82,194
27	MYRTO	G	$6,000	4.75%	Cargill International S.A., Geneva	24-Dec-15	25-Nov-16 - 8-Feb-17	1

	2013 82,131
	3 Post-Panamax Bulk Carriers
28	ALCMENE		$6,750	5.00%	ADM International Sarl, Rolle, Switzerland	13-May-15	13-Feb-17 - 2-Jun-17
	2010 93,193
29	AMPHITRITE	H	$7,700	5.00%	Bunge S.A., Geneva	15-Jul-15	30-Apr-17 - 30-Aug-17
	2012 98,697
30	POLYMNIA	H	$5,650	4.75%	Cargill International S.A., Geneva	15-Dec-15	30-Nov-16 - 15-Mar-17
	2012 98,704

	Fleet Employment Profile (As of November 16, 2016)
	Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	14 Capesize Bulk Carriers
31	NORFOLK		$4,350	5.00%	SwissMarine Services S.A., Geneva	28-Mar-16	28-Dec-16 - 28-Mar-17
	2002 164,218
32	ALIKI		$5,300	5.00%	SwissMarine Services S.A., Geneva	16-Jan-16	16-Dec-16 - 16-Mar-17
	2005 180,235
33	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	29-Jul-16
			$7,750	4.75%	Cargill International S.A., Geneva	29-Jul-16	29-Dec-16 - 29-Mar-17
	2005 177,243
34	SALT LAKE CITY		BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	25-Nov-16 - 7-Feb-17	1
	2005 171,810
35	SIDERIS GS	I	$6,500	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Dec-15	22-Jan-17 - 7-Jul-17	4
	2006 174,186
36	SEMIRIO	I	$4,800	5.00%	SwissMarine Services S.A., Geneva	6-Feb-16	6-Jan-17 - 6-May-17
	2007 174,261
37	BOSTON	I	$13,000	4.75%	Clearlake Shipping Pte. Ltd., Singapore	9-Aug-15	25-May-17 - 24-Oct-17	5
	2007 177,828
38	HOUSTON	I	$5,150	5.00%	SwissMarine Services S.A., Geneva	29-Jan-16	29-Dec-16 - 29-Mar-17
	2009 177,729
39	NEW YORK	I	$5,200	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	3-Feb-16	3-Jan-17 - 18-May-17
	2010 177,773
40	SEATTLE	J	$7,300	4.75%	SwissMarine Services S.A., Geneva	9-Dec-15	25-Nov-16 - 9-Feb-17	1
	2011 179,362
41	P. S. PALIOS	J	$13,000	5.00%	RWE Supply & Trading GmbH, Essen	18-Sep-15	31-Dec-16 - 31-Mar-17

	2013 179,134
42	G. P. ZAFIRAKIS	K	$6,500	5.00%	RWE Supply & Trading GmbH, Essen	14-Feb-16	14-May-17 - 14-Aug-17

	2014 179,492
43	SANTA BARBARA	K	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	18-Dec-15	18-Dec-16 - 18-Mar-17
	2015 179,426
44	NEW ORLEANS		$11,650	5.00%	SwissMarine Services S.A., Geneva	11-Nov-15	30-Nov-16 - 15-Dec-16	1
	2015 180,960

	Fleet Employment Profile (As of November 16, 2016)
	Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	2 Newcastlemax Bulk Carriers
45	LOS ANGELES	L	$7,750	5.00%	SwissMarine Services S.A., Geneva	9-Dec-15	24-Nov-16 - 24-Mar-17
	2012 206,104
46	PHILADELPHIA	L	$6,450	5.00%	RWE Supply & Trading GmbH, Essen	20-Jan-16	20-Dec-16 - 20-Mar-17
	2012 206,040
	2 Vessels Under Construction
47	HULL No. H2548	M	-	-	-	-	- - -	6
	(tbn. SAN FRANCISCO)
	2016 208,500
48	HULL No. H2549	M	-	-	-	-	- - -	6
	(tbn. NEWPORT NEWS)
	2017 208,500

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Based on latest information.
2 As per addendum dated September 23, 2016, charterers have the option to extend the initially agreed maximum redelivery date and pay the "P2A_03" route as published by the Baltic Exchange on December 13, 2016, but in any case not below the US$7,250 initially agreed.

3 Vessel on scheduled drydocking from July 19, 2016 to July 23, 2016.
4 Vessel off-hire for drydocking from October 24, 2016 to November 11, 2016.
5 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
6 Year of delivery and dwt are based on shipbuilding contract and the relevant addenda.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$27,122	$38,852	$86,240	$119,427
Voyage expenses	2,122	3,053	12,439	12,105
Vessel operating expenses	21,218	21,573	65,093	64,695
Net loss	(78,312)	(17,396)	(140,981)	(42,216)
Net loss attributed to common stockholders	(79,754)	(18,838)	(145,308)	(46,543)
FLEET DATA
Average number of vessels	46.0	41.0	44.9	40.4
Number of vessels	46.0	41.0	46.0	41.0
Weighted average age of vessels	7.9	7.5	7.9	7.5
Ownership days	4,232	3,772	12,310	11,030
Available days	4,227	3,695	12,232	10,798
Operating days	4,201	3,691	12,144	10,697
Fleet utilization	99.4%	99.9%	99.3%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$5,914	$9,688	$6,033	$9,939
Daily vessel operating expenses (2)	$5,014	$5,719	$5,288	$5,865

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, November 29, 2016.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13646687.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

REVENUES:
Time charter revenues	$27,122	$38,852	$86,240	$119,427

EXPENSES:
Voyage expenses	2,122	3,053	12,439	12,105
Vessel operating expenses	21,218	21,573	65,093	64,695
Depreciation and amortization of deferred charges	20,626	19,274	60,940	56,538
General and administrative expenses	5,975	5,977	18,718	17,874
Management fees to related party	360	85	1,080	85
Foreign currency loss / (gain)	(53)	(77)	22	(558)
Operating loss	(23,126)	(11,033)	(72,052)	(31,312)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(5,698)	(4,791)	(16,309)	(10,684)
Interest and other income	540	834	1,637	2,635
Loss from equity method investments	(50,028)	(2,406)	(54,257)	(2,855)
Total other expenses, net	(55,186)	(6,363)	(68,929)	(10,904)

Net loss	$(78,312)	$(17,396)	$(140,981)	$(42,216)

Dividends on series B preferred shares	(1,442)	(1,442)	(4,327)	(4,327)

Net loss attributed to common stockholders	(79,754)	(18,838)	(145,308)	(46,543)

Loss per common share, basic and diluted	$(0.99)	$(0.24)	$(1.81)	$(0.59)

Weighted average number of common shares, basic and diluted	80,534,351	79,562,705	80,370,383	79,462,836

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Net loss	$(78,312)	$(17,396)	$(140,981)	$(42,216)
Other comprehensive loss (Actuarial loss)	(8)	-	(23)	-
Comprehensive loss	$(78,320)	$(17,396)	$(141,004)	$(42,216)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	September 30, 2016	December 31, 2015*
ASSETS	(unaudited)

Cash and cash equivalents	$108,382	$171,718
Other current assets	13,476	21,795
Advances for vessels under construction and acquisitions and other vessel costs	51,287	44,514
Vessels' net book value	1,423,190	1,440,803
Other fixed assets, net	23,242	23,489
Compensating cash balance	23,000	21,500
Due from related parties, non-current	45,417	43,750
Equity method investments	8,134	62,487
Other non-current assets	5,636	6,909
Total assets	$1,701,764	$1,836,965

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$608,975	$600,071
Other liabilities	13,506	18,528
Total stockholders' equity	1,079,283	1,218,366
Total liabilities and stockholders' equity	$1,701,764	$1,836,965

*  The balance sheet data as of December 31, 2015 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Net Cash provided by/(used in) operating activities	$(4,981)	$8,186	$(18,606)	$22,452
Net Cash used in investing activities	(737)	(551)	(46,295)	(77,418)
Net Cash provided by/(used in) financing activities	$(11,538)	$(39,866)	$1,565	$77,585